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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                               (Amendment No. ___)


                                 CLINICOR, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          COMMON STOCK, $.001 PAR VALUE
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                         (Title of Class of Securities)


                                    1872M106
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                                 (CUSIP Number)

                                 DAVID M. RESHA
                         FINOVA MEZZANINE CAPITAL, INC.
                                500 Church Street
                                    Suite 200
                               Nashville, TN 37219
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communication)


                                 March 22, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


         If the filing persons has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

                         (Continued on following pages)

                               Page 1 of 5 pages

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)



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CUSIP No. 1872M106                     13D                    Page 2 of 5 Pages

1.       NAME OF REPORTING PERSON
         SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON
         Finova Mezzanine Capital, Inc., formerly known as Sirrom Capital Corporation. 62-1583116

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
         N/A                                                             (b) [ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS
         WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)                                                  [ ]
         N/A

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Tennessee

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NUMBER OF                  7.   SOLE VOTING POWER
                                 1,666,667
SHARES
                   -------------------------------------------------------------
BENEFICIALLY               8.   SHARED VOTING POWER
                                 0
OWNED BY EACH
                   -------------------------------------------------------------
REPORTING                  9.   SOLE DISPOSITIVE POWER
                                 1,666,667
PERSON WITH
                   -------------------------------------------------------------
                           10.  SHARED DISPOSITIVE POWER
                                 0

--------------------------------------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,666,667

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)  EXCLUDES
         CERTAIN SHARES                                                     [ ]
         N/A

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         28.56%

14.      TYPE OF REPORTING PERSON
         CO



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                 SCHEDULE 13D OF FINOVA MEZZANINE CAPITAL, INC.
                  WITH RESPECT TO SECURITIES OF CLINICOR, INC.

Item 1.  Security and Issuer

         Common stock, par value $0.001 per share

         Clinicor, Inc.
         1717 West Sixth Street, Suite 400
         Austin, TX 78703

Item 2.  Identity and Background

         This statement is being filed by Finova Mezzanine Capital, Inc. ("Finova"), formerly known as Sirrom Capital Corporation, a Tennessee corporation, which is engaged in the business of lending and investing in medium sized businesses. Finova's principal business and office address is 500 Church Street, Suite 200, Nashville, TN 37219. Finova has not been convicted of a criminal proceeding during the last five years, nor has Finova during the last five years been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

         The executive officers and directors of Finova, and/or any person controlling Finova, are identified below:

         Its directors are Samuel L. Eichenfield, Robert M. Korte and David M. Resha. Its executive officers are as follows:

         Samuel L. Eichenfeld, Chairman and Chief Executive Officer William J. Hallinan, Senior Vice President- General Counsel and
           Secretary
         Bruno A. Marszowski, Senior Vice President- Controller and Chief
           Financial Officer
         Meilee E. Smythe, Senior Vice President- Treasurer
         Robert M. Korte, Executive Vice President
         David M. Resha, Senior Vice President

         Finova is a wholly-owned subsidiary of FINOVA Group, Inc. The executive officers and principal place of business of FINOVA Group, Inc. are as follows:

         Samuel L. Eichenfeld, Chairman and Chief Executive Officer Matthew M. Breyne, President
         Derek C. Bruns, Senior Vice President- Internal Audit
         William J. Hallinan, Senior Vice President- General Counsel and
           Secretary
         Bruno A. Marszowski, Senior Vice President- Controller and Chief
           Financial Officer
         William C. Roche, Senior Vice President- Human Resources and
           Facilities Planning

         Meilee E. Smythe, Senior Vice President- Treasurer
         J. Chris Webster, Senior Vice President-Major Accounts Group
         John J. Bonano, Executive Vice President- Commercial Finance Group Jack Fields,III, Executive Vice President - Specialty Finance Group Robert M.Korte, Executive Vice President - Capital Markets Group Gregory C. Smalis, Executive Vice President, Portfolio Management

         FINOVA Group, Inc.
         4800 Scottsdale Road
         Scottsdale, Arizona 85251



                               Page 3 of 5 Pages
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         The directors of FINOVA Group,Inc., including their occupations and businesses addresses are as follows:

         Robert H. Clark, Jr.
         Case, Pomeroy & Company, Inc.
         529 5th Avenue, Suite 1600
         New York, New York 10017-4608

         Constance R. Curran
         President and CEO
         CurranCare
         7222 West Cermak Road, Suite 200
         North Riverside, Illinois 60546

         G. Robert Durham
         Retired Chairman and Chief Executive Officer
         Walter Industries, Inc.
         244 Carlyle Lake Drive
         Crave Coeur, Missouri 60546

         James L. Johnson
         Chairman Emeritus and Director
         GTE Corporation
         1603 Cottonwood Valley Circle North
         Irving, TX 75038

         Kenneth R. Smith
         Professor of Economics
         McClelland Hall Room #430MM
         The University of Arizona
         Tuscon, Arizona 85721

         Shoshana B. Tancer
         Professor of International Studies
         American Graduate School of International Management
         5101 North 35th Street
         Phoenix, Arizona 85018

         John W. Teets
         Chairman and CEO
         J.W. Teets Enterprises, LLC
         18850 N. Central Ave., Suite 600
         Phoenix, Arizona 85077

         None of the foregoing persons has been convicted in a criminal proceeding during the last five years nor has any such person during the last five years been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds of Other Consideration.

         Finova originally acquired 50,000 shares of the Issuer's Series B Convertible Preferred Stock (the "Series B Stock") on November 7, 1997.


                               Page 4 of 5 Pages
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Item 4.  Purpose of Transaction.

         The purpose of the transaction was to provided working capital for the Issuer. Finova has no present intentions of causing any of the acts or events described in Item 4 of Schedule 13D. Until March 1999, Sirrom Capital Corporation was an "Investment Company" under the Investment Company Act of 1940 and had previously filed a Schedule 13G with respect to the transaction described herein. In connection with its acquisition by The FINOVA Group, Inc., Sirrom Capital Corporation changed its name to FINOVA Mezzanine Capital Inc. and surrendered its Investment Company status.

Item 5. Interest in the Securities of the Issuer without regard to voting rights of any other security that is voted on an "as converted" basis.

         (a) Finova beneficially owns in the aggregate 1,666,667 shares of the Issuer's common stock receivable upon conversion of Series B Convertible Preferred Stock. Finova beneficially owns approximately 28.56% of the common stock of the Issuer, as determined in accordance with Rule 13d-3(d)(1). Because the Issuer's Series B Convertible Preferred Stock votes on an "as converted basis" with the common stock, Finova has voting power equal to approximately 28.56% of the outstanding voting securities of the Issuer without regard to voting rights of any other security that is voted on an "as converted" basis.

         (b) Finova possesses sole voting and dispositive powers with respect to all of the securities of the Issuer beneficially owned by it.

         (c) Not applicable

         (d) Not applicable

         (e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

         There are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

         Not applicable

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2000                  By: /s/ John B. Burtschaell
                                          ---------------------------
                                          Name: John B. Burtschaell
                                          Title: Vice President




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